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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


FORM 12b-25                                SEC File Number:  333-18291
                                           CUSIP Numbers:    20452H 10 3
                                                             20452H 11 1

                         NOTIFICATION OF LATE FILING

                                (Check One):

[x] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q
                      and Form 10-QSB   [  ] Form N-SAR

                      For Period Ended:  December 31, 1996

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended:.......................................

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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

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PART I - REGISTRANT INFORMATION

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       Full Name of Registrant     -    Complete Wellness Centers, Inc.

       Former Name if Applicable   -    Not Applicable
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         Address of Principal Executive Office (Street and Number)

                                  725 Independence Avenue, S.E.

         City, State and Zip Code

                                  Washington, D.C. 20003

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PART II - RULES 12B-25(b) AND (c)

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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 [x]      (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

                 [x]      (b)     The subject annual report,  semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 [  ]     (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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         State below in reasonable detail the reasons why the Form 10-K and
         Form 10-KSB, 20-F, 11-K or 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

                 The subject annual report is the registrant's first required filing under the Securities Exchange Act of 1934; additional time is needed to compile the financial information required therefor, and for the external audit regarding the fiscal year ended December 31, 1996.





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PART IV - OTHER INFORMATION

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         (1)     Name and telephone number of person to contact in regard to this notification


                 E. Eugene Sharer              202                543-6800
                       (Name)              (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Exchange Act of 1934) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

                                          Not Applicable      [  ] Yes   [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [x] Yes   [  ] No

                 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Explanation: The results of operations for the fiscal year ended December 31, 1996 will differ significantly from the results of operations for the fiscal year ended December 31, 1995, primarily because only one integrated medical center was in operation in 1995 and eight integrated medical centers were in operation in 1996. Based on information currently available, the earnings statements to be included in the subject report are expected to reflect an estimated net loss of approximately $950,000 for the fiscal year ended December 31, 1996, as compared with a net loss of $195,889 for the fiscal year ended December 31, 1995.





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                        COMPLETE WELLNESS CENTERS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    March 31, 1997                 By  /s/ E. Eugene Sharer
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                                            E. Eugene Sharer
                                            President and Treasurer


INSTRUCTION:     The form may be signed by an executive officer of the
registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.





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